SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

 RELIANT HOLDINGS, INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

75955V108

(CUSIP Number)

December 17, 2018

 (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75955V108 13G	Page 2 of 5

1	Name of Reporting Persons Becky Spohn Donovan
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 2,500,000
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 2,500,000
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row 9 27.4%
12	Type of Reporting Person (see instructions) IN

CUSIP No. 75955V108 13G	Page 3 of 5

Item 1(a)	Name of Issuer.

Reliant Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

12343 Hymeadow Drive, Suite 3-A

Austin, Texas 78750

Item 2(a)	Name of Person Filing.

Becky Spohn Donovan

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

6501 San Antonio Dr., NE, #2403

Albuquerque, NM 87109

Item 2(c)	Citizenship or Place of Organization.

Ms. Donovan is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common stock, $0.001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

75955V108

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 75955V108 13G	Page 4 of 5

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4	Ownership.

(a)	Becky Spohn Donovan is the beneficial owner of 2,500,000 shares of Common Stock.

(b)	Becky Spohn Donovan is the beneficial owner of 17.1% of the outstanding shares of Common Stock. This percentage is determined by dividing 2,500,000 by 14,585,000, the number of shares of Common Stock issued and outstanding as of December 17, 2018, as confirmed by the Issuer’s Transfer Agent on such date.

(c)	Becky Spohn Donovan has the sole power to vote, or direct the vote, and sold power to dispose, or to direct the disposition of, all 2,500,000 shares of Common Stock which she holds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

None.

CUSIP No. 75955V108 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2019

/s/ Becky Spohn Donovan
Becky Spohn Donovan

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.